SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 24, 2006, announcing that Alpine has accelerated time-to-market of innovative electronics products with PLM solutions from IBM and Dassault Systemes.

Alpine Accelerates Time-to-market of Innovative
Electronics Products with PLM solutions
from IBM and Dassault Systèmes

Car audio manufacturer reduces man-hours by 35% on
new design of main plastic molded part of car audio using the
Integrated Mechanical Product Development (IMPD)
Solution for the Electronics industry

Tokyo, Japan and Paris, France, January 24, 2006 – IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that Alpine Electronics, a leading manufacturer of car audio and car navigation systems, has achieved concrete business benefits using IBM’s Integrated Mechanical Product Development Solution (IMPD) for the Electronics Industry, developed by Dassault Systèmes. This solution has allowed Alpine to develop a significantly faster design method, capable of reducing man-hours by 35% on new modeling of plastic molded parts and by 70% for design changes to the modeling, thus accelerating the time-to-market of innovative products.

In a highly challenged automotive industry, Alpine needed to foster innovation while keeping its renowned high level of quality and accelerate time-to-market. To meet those challenges, Alpine selected IBM’s Integrated Mechanical Product Development Solution (IMPD) for the Electronics Industry, based on CATIA V5, for 3D digital product definition and SMARTEAM, for collaborative product data and lifecycle management, both developed by Dassault Systèmes, and tailored to the specific needs of the electrical and electronics industries.

Targeting quality, cost and delivery, Alpine focused on IMPD to promote its PLM deployment, developing a faster design method by collaborating between structural product development division and injection mold subsidiary. This improved design quality and reduced man-hours and, as a result, led to shortened design time and increased productivity. With these achievements, Alpine will be in a prime position to respond flexibly to the accelerating trend in the automobile industry towards shortened development time, and quicker response to varied customer needs.

The IMPD industry solution has enabled Alpine to capture, manage and share design and engineering know-how to ensure the compliance of product and processes with corporate standards and best practices, in terms of integration and optimization. Thus, Alpine is able to link the applications and disciplines involved in mechanical product development, increase collaboration between industrial design, technical design, manufacturing, and analysis departments, and reuse valuable corporate intellectual property. Cross-domain collaboration has improved as well, by reusing existing design features or building context-sensitive assemblies which are concurrently being used by design and mold and tool engineers. To maximize IT-productivity, Alpine is running the IMPD solution on IBM’s CATIA-certified IntelliStation Workstations.

Alpine plans to maximize the benefit and reach of its IMPD implementation through making it part of its ‘certified skill program’ for engineers, and aims to deploy this newly developed design method with further PLM solutions, including collaborative design, in all its divisions and internationally.

“We are excited by the positive results that this project has generated,” said Kazushige Ejiri, Structural Product Development & DM General Manager, Alpine Electronics. “We will continue raising both quantity and quality level of output by deploying the newest engineering solutions, not only to maintain our leading-edge position in a highly competitive market environment, but also to raise the motivation level of our engineers.”

“For car electronics manufacturers like Alpine, rapid innovation is the name of the game. In an increasingly complex and challenging product development environment, the IMPD solution helps Alpine deliver more stylish and innovative products to market faster and provide their OEM customers with unique value,” says Junichi Takeuchi, director of PLM Solutions, IBM Asia Pacific.

“By effectively deploying IMPD, Alpine has brought innovation to its design process,” said Christian Nardin, managing director of Dassault Systèmes Asia. “Now Alpine can integrate processes with both the OEMs and its own suppliers, as well as connecting its own end-to-end processes, from industrial styling to mold design. Furthermore, Alpine can capture and reuse its knowledge to respond promptly to fast-changing OEM needs. With IMPD, Alpine will become a value partner in the auto industry. Through collaboration with our clients and strategic partners, we will continue to provide solutions that address each industry’s needs.”

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About Alpine
Alpine Electronics, Inc., is a leading provider of car audio and car navigation systems. Since its foundation in 1967, the company has offered excellent products to automakers worldwide and to the general automobile market. Alpine’s mobile electronics products have been globally acclaimed for their originality. Examples of this include the company’s car audio products, including AlpineF#1Status which won many prizes worldwide as the most outstanding mobile sound system, and its car navigation systems, which Alpine started to sell in Japan, North America, and Europe ahead of other companies. URL: http://www.alpine.com

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand Business. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management solutions (PLM), the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com

Seena Peck (Americas) + 212-745-2633 speck@us.ibm.com	Nelly Dimey or Pierre Mas (Financial Dynamics) + 33 1 47 03 68 10 Nelly.Dimey@fd.com pierre.mas@fd.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 24, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration